

July 10, 2025

Arshia Sarkhani
Chief Executive Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

> **Re: Asset Entities Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted June 27, 2025**
> **CIK No. 0001920406**

Dear Arshia Sarkhani:

We have conducted a limited review of your draft registration statement and have the following comment.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4
General

1. Please expand your disclosure of your plan of operations for the next twelve months by describing the source of capital for your acquisition of Bitcoin, including disclosure related to the amount of Bitcoin you intend to purchase with the proceeds from the PIPE Financing and associated warrant exercises as well as through the beta Bitcoin accumulation strategies you discuss on page 195 so that investors understand the estimated size of the Bitcoin treasury. Please also expand your disclosure of how the alpha investing strategies would work, including how acquiring biotech companies trading below NAV at a discount to net cash, purchasing distressed Bitcoin litigation claims at a discount, and buying junior tranches of Bitcoin-backed credit structures "increases exposure and outperformance versus Bitcoin," and the source of capital for such acquisitions or investments. Please clarify whether you intend to acquire and

continue the operations of the biotech companies or whether you intend to hold investments in companies with Bitcoin treasuries. Disclose an estimated timeline of the building of your Bitcoin treasury for the next twelve months and the implementation of your alpha investing strategies, including an estimate of the cost of each step, the sources of capital of each step, and the challenges you may face. Further, provide applicable risk factor disclosure addressing the risks you may face in deploying your strategy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph J. Kaufman